Exhibit (a)(10)

LETTER TO EMPLOYEES

SUBJECT: BOARD OF DIRECTORS UNANMIOUSLY CONCLUDES CYPRESS’

UNSOLICITED TENDER OFFER IS INADEQUATE

Fellow Ramtron Employees:

I am writing to update you about Cypress’ unsolicited offer to acquire Ramtron for $2.68 per share.

After careful review of the offer, our Board of Directors has unanimously concluded that the offer is inadequate, does not reflect the intrinsic value of the Company and is not in the best interest of our Company and its stockholders. Therefore, our Board has unanimously recommended that stockholders not tender their shares into the offer.

The press release we issued this morning gives you a synopsis of the basis for the Board’s recommendation. Simply put, the Board believes that the offer undervalues our valuable intellectual property and F-RAM know how and our strong growth prospects.

On behalf of our Board, I am confident that we will continue to gain traction with the demand creation initiatives and new product introductions we have underway. Last year, we collectively re-started Ramtron with a stabilized capacity and improved operational processes throughout the organization. Today, we are working together to fully exploit the vast untapped opportunities for F-RAM-based low energy, wireless and high data integrity solutions by leveraging our F-RAM leadership, strengthened competitive position and enlarged addressable market.

If you hold shares in Ramtron, you may receive a notice from your broker or electronic trading account informing you of the July 19 deadline to elect to tender your shares. In acting on such a deadline it is important that you review the basis for the Board’s recommendation. You can find the Board’s complete response in the Schedule 14D-9 filing, which has been posted to the investor relations section of our website.

I realize all of this is distracting, but it is critical that we stay focused on our day-to-day responsibilities and meeting the needs of our customers and business partners. Ramtron has never been stronger and our future never more exciting.

Following today’s announcement, there may be more news. We will continue to do our best to keep you informed about any developments, as appropriate. As a reminder, please politely decline to respond to all investor and media inquiries and then refer them to Lee Brown at (719) 481-7213 or via email at lee.brown@ramtron.com.

The Board and I very much appreciate your ongoing dedication to Ramtron’s success and your commitment to executing our growth plans.

Sincerely,

Eric

Important Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by Cypress Semiconductor Corporation through its wholly owned subsidiary, Rain Acquisition Corp., Ramtron is filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (WHEN THEY BECOME AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents free of charge at the SEC’s website at www.sec.gov. Ramtron also will provide a copy of these materials without charge on its website at www.ramtron.com, or stockholders may call the company’s Information Agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834.